FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending June 28, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





GlaxoSmithKline US Retirement Savings Plan (401k) (the "Plan")
Blackout Period Dates



In accordance with Section 306(a) of the Sarbanes-Oxley Act of 2002 entitled "Prohibition of Insider Trading During Pension Fund Blackout Periods", on June 14, 2007, the principal executive officers, the principal financial officer and the principal accounting officer of the Company were notified of the following:

As part of the transition phase of the change in administrators of the US Retirement Savings Plan (401k) employees will have a "blackout period" during which they will not be able to access or trade in their plan. This blackout period is scheduled to begin 4:00 PM EST on June 28 and end at 8:00 am EST on July 5 2007.

The Company's close period for designated employees begins at the close of business on June 29 and does not reopen until July 25 2007. However, rules implemented by the SEC as a result of the Sarbanes-Oxley Act of 2002 now stipulate that executive directors and the principal executive, finance and accounting officers of foreign owned companies must not trade in company shares during any blackout period that temporarily prevents plan participants from making any transactions in their plan accounts.

In addition to the Company's close period, directors and executive officers of the Company are required to refrain from trading in GSK shares during the scheduled blackout period beginning at 4:00 PM EST on June 28 and all day on June 29.

               ----------------------------------------------

A copy of the memo sent to the principal executive officers, the principal financial officer and the principal accounting officer of the Company is attached as Exhibit 1.







Exhibit 1:




        Blackout Period Will Affect Access to GSK Benefits Information


As you may know the US Benefit programs are in the process of changing recordkeepers from Hewitt Associates to ACS as part of the HR BPO project effective July 1, 2007. As part of the transition, employees will have a "blackout period" during which they will not be able to access or trade in their Retirement Savings Plan (401k) Accounts. This blackout period is scheduled to begin at 4:00 PM EST on June 28 and end 8:00 am EST on July 5 2007.

The Company's close period for designated employees begins with the close of business on June 29 and does not reopen until July 25 2007. However, rules implemented by the SEC as a result of the Sarbanes-Oxley Act of 2002 now stipulate that executive directors and the principal executive, finance and accounting officers of foreign owned companies must not trade in company shares during any blackout period that temporarily prevents plan participants from making any transactions in their plan accounts.

What this means to you: In addition to the Company's close period, you are required to refrain from trading in GSK shares during the scheduled blackout period beginning at 4:00 PM EST on June 28 and all day on June 29 2007.


Judy Lynch
SVP, Corporate Benefits



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 28, 2007                                           By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc